

Mail Stop 3720

March 18, 2010

Mr. Michael J. Koss
President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

> **RE:** **Koss Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed August 26, 2009**
> **And documents incorporated therein by reference**
> **Form 10-Q for the fiscal period ended September 30, 2009**
> **Filed November 6, 2009**
> **Form 10-Q for the fiscal period ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 0-03295**

Dear Mr. Koss:

We have reviewed your response dated March 12, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your response letter only addresses comments nine and 12 from our letter dated February 26, 2010. Please note that we may have additional comments after reviewing your responses to our remaining comments.

Form 10-Q for the Quarterly Period Ended December 31, 2009

2. We note your response to comment nine from our letter dated February 26, 2010. Please note that we must review your SAB 99 analysis or other basis for your

conclusion that there were not material misstatements in the fiscal years 2005, 2006 and 2007 before we can determine our position with respect to your proposal to only re-state your financial statements for the years ended June 30, 2008 and 2009.

Item 4. Controls and Procedures, page 6

3. Please provide a response to comment 11 from our letter dated February 26, 2010 and tell us whether your amended Form 10-Q will state that your disclosure controls and procedures were ineffective as of the quarter ended December 31, 2009. Please also tell us whether management will revise its conclusion regarding the effectiveness of your disclosure controls and procedures for the periods covered by your other amended filings.

4. We note your response to comment 12 from our letter dated February 26, 2010. Include your supplemental response summarizing the changes made in response to the misappropriation of corporate assets at the company. Also, describe in your amendment why you do not consider these changes formal changes that may materially affect your internal control over financial reporting. We note that the definition of internal control over financial reporting in Rule 13a-15 of the Exchange Act of 1934 includes policies and procedures that provide reasonable assurance that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director